Exhibit 21.1

List of Subsidiaries

The following entities, and the jurisdiction in which they are organized, are included in the consolidated results of Blackstone Private Equity Strategies Fund L.P. as of December 31, 2022.

Name	Jurisdiction of Incorporation or Organization
BXPE US Aggregator (E) L.P.	Delaware
BXPE US Aggregator (NE) L.P.	Delaware

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